UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-17F-2

CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR

INVESTMENTS IN THE CUSTODY OF

MANAGEMENT INVESTMENT COMPANIES

PURSUANT TO RULE N-17F-2 [17 CFR 27.17F-2]

1. Investment Company Act File Number:			Date Examination completed:
811-10157			June 6, 2014

2. State Identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO

3. Exact name of investment company as specified in registration statement:

Franklin Global Trust
Franklin Large Cap Equity Fund
Franklin International Growth Fund
Franklin Templeton Emerging Market Debt Opportunities Fund

4. Address of principal executive office: (number, street, city, state, zip code)
One Franklin Parkway, San Mateo, CA 94403

[PWC LOGO]

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

Franklin Templeton Limited Duration Income Trust
Templeton Global Investment Trust
Franklin Real Estate Securities Trust
Franklin Strategic Series
Franklin High Income Trust
Franklin Money Fund
Franklin Templeton Money Fund Trust
Institutional Fiduciary Trust
Franklin Global Trust
Franklin Gold and Precious Metals Fund
Franklin Universal Trust
Templeton China World Fund
Templeton Emerging Markets Fund
Templeton Emerging Markets Income Fund
Templeton Global Income Fund
Templeton Income Trust
Franklin Custodian Funds
Franklin Strategic Mortgage Portfolio
Franklin Investors Securities Trust
Franklin Templeton Global Trust
Franklin Templeton International Trust
Franklin Value Investors Trust
Templeton Developing Markets Trust
Franklin Templeton Fund Allocator Series
Franklin Templeton Variable Insurance Products Trust
Templeton Institutional Funds
Franklin ETF Trust

and the Board of Directors of

Templeton Russia and East European Fund, Inc.
Templeton Dragon Fund, Inc.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017 T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the funds (see Attachment I), (hereafter referred to as the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of January 31, 2014.  Management is responsible for the Funds' compliance with those requirements.  Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of January 31, 2014 and with respect to agreement of security purchases and sales, for the periods indicated in Attachment I:

  Without prior notice to management, confirmation of all securities held by Franklin Templeton Investors Services, Inc., transfer agent, as they pertain to the security positions owned by the Funds and held in book entry form.
  Reconciliation of such security positions to the books and records of the Funds.
  Agreement of 100 security purchases and 100 security sales, since our last report, from the books and records of the Funds to the records of the transfer agent.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2014 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of, management, the Board of Trustees and Board of Directors and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/PRICEWATERHOUSECOOPERS, LLP

June 06, 2014

Management Statement Regarding Compliance With Certain

Provisions of the Investment Company Act of 1940

We, as members of management of the Franklin Templeton Funds indicated in Attachment I (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Funds’ compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of January 31, 2014, and for the periods indicated in Attachment I.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of January 31, 2014, and for the periods indicated in Attachment I, with respect to securities reflected in the investment accounts of the Funds.

By:

/s/GASTON GARDEY

Gaston Gardey

Chief Financial Officer and Chief Accounting Officer

Franklin Funds Board

Date 06/06/2014

/s/MARK H. OTANI

Mark H. Otani

Chief Financial Officer and Chief Accounting Officer

Templeton Funds Board

Date 06/06/2014

/s/ROBERT G. KUBILIS

Robert G. Kubilis

Chief Financial Officer and Chief Accounting Officer

Franklin New Jersey Funds Board

Date 06/06/2014

/s/LAURA F. FERGERSON

Laura F. Fergerson

Chief Executive Officer - Finance and Administration

Date 06/06/2014

Attachment I

Fund	Period

Franklin Templeton Limited Duration Income Trust	August 1, 2013 - January 31, 2014

Templeton Global Investment Trust:
Templeton BRIC Fund	August 1, 2013 - January 31, 2014
Templeton Emerging Markets Balanced Fund	August 1, 2013 - January 31, 2014
Templeton Emerging Markets Small Cap Fund	August 1, 2013 - January 31, 2014
Templeton Frontier Markets Fund	August 1, 2013 - January 31, 2014
Templeton Global Balanced Fund	August 1, 2013 - January 31, 2014

Templeton Russia and East European Fund, Inc.	August 1, 2013 - January 31, 2014

Franklin Real Estate Securities Trust:
Franklin Real Estate Securities Fund	August 1, 2013 - January 31, 2014

Franklin Strategic Series:
Franklin Biotechnology Discovery Fund	August 1, 2013 - January 31, 2014
Franklin Flex Cap Growth Fund	August 1, 2013 - January 31, 2014
Franklin Focused Core Equity Fund	August 1, 2013 - January 31, 2014
Franklin Global Government Bond Fund	September 6, 2013 - January 31, 2014
Franklin Growth Opportunities Fund	August 1, 2013 - January 31, 2014
Franklin Natural Resources Fund	August 1, 2013 - January 31, 2014
Franklin Small Cap Growth Fund	August 1, 2013 - January 31, 2014
Franklin Small-Mid Cap Growth Fund	August 1, 2013 - January 31, 2014
Franklin Strategic Income Fund	August 1, 2013 - January 31, 2014

Franklin High Income Trust:
Franklin High Income Fund	August 1, 2013 - January 31, 2014

Franklin Money Fund	August 1, 2013 - January 31, 2014

Franklin Templeton Money Fund Trust:
Franklin Templeton Money Fund	August 1, 2013 - January 31, 2014

Institutional Fiduciary Trust:
Money Market Portfolio	August 1, 2013 - January 31, 2014

Franklin Global Trust:
Franklin International Growth Fund	August 1, 2013 - January 31, 2014
Franklin Large Cap Equity Fund	August 1, 2013 - January 31, 2014
Franklin Templeton Emerging Market Debt Opportunities Fund	August 1, 2013 - January 31, 2014

Franklin Gold and Precious Metals Fund	August 1, 2013 - January 31, 2014

Franklin Universal Trust	August 1, 2013 - January 31, 2014

Templeton China World Fund	August 1, 2013 - January 31, 2014

Templeton Emerging Markets Fund	August 1, 2013 - January 31, 2014

Templeton Emerging Markets Income Fund	August 1, 2013 - January 31, 2014

Templeton Global Income Fund	August 1, 2013 - January 31, 2014

Templeton Income Trust:
Templeton Constrained Bond Fund	September 20, 2013 - January 31, 2014
Templeton Emerging Markets Bond Fund	August 1, 2013 - January 31, 2014
Templeton Global Bond Fund	August 1, 2013 - January 31, 2014
Templeton Global Total Return Fund	August 1, 2013 - January 31, 2014
Templeton International Bond Fund	August 1, 2013 - January 31, 2014

Franklin Custodian Funds:
Franklin DynaTech Fund	August 1, 2013 - January 31, 2014
Franklin Growth Fund	August 1, 2013 - January 31, 2014
Franklin Income Fund	August 1, 2013 - January 31, 2014
Franklin U.S. Government Securities Fund	August 1, 2013 - January 31, 2014
Franklin Utilities Fund	August 1, 2013 - January 31, 2014

Franklin Strategic Mortgage Portfolio	August 1, 2013 - January 31, 2014

Franklin Investors Securities Trust:
Franklin Adjustable U.S. Government Securities Fund	August 1, 2013 - January 31, 2014
Franklin Balanced Fund	August 1, 2013 - January 31, 2014
Franklin Convertible Securities Fund	August 1, 2013 - January 31, 2014
Franklin Equity Income Fund	August 1, 2013 - January 31, 2014
Franklin Floating Rate Daily Access Fund	August 1, 2013 - January 31, 2014
Franklin Limited Maturity U.S. Government Securities Fund	August 1, 2013 - January 31, 2014
Franklin Low Duration Total Return Fund	August 1, 2013 - January 31, 2014
Franklin Total Return Fund	August 1, 2013 - January 31, 2014

Franklin Templeton Global Trust:
Franklin Templeton Hard Currency	August 1, 2013 - January 31, 2014

Franklin Templeton International Trust:
Franklin India Growth Fund	August 1, 2013 - January 31, 2014
Franklin Templeton Global Allocation Fund	August 1, 2013 - January 31, 2014
Franklin World Perspectives Fund	August 1, 2013 - January 31, 2014

Franklin Value Investors Trust:
Franklin All Cap Value Fund	August 1, 2013 - January 31, 2014
Franklin Balance Sheet Investment Fund	August 1, 2013 - January 31, 2014
Franklin Large Cap Value Fund	August 1, 2013 - January 31, 2014
Franklin MicroCap Value Fund	August 1, 2013 - January 31, 2014
Franklin MidCap Value Fund	August 1, 2013 - January 31, 2014
Franklin Small Cap Value Fund	August 1, 2013 - January 31, 2014

Templeton Developing Markets Trust	August 1, 2013 - January 31, 2014

Franklin Templeton Fund Allocator Series:
Franklin LifeSmart 2015 Retirement Target Fund	August 1, 2013 - January 31, 2014
Franklin LifeSmart 2020 Retirement Target Fund	August 1, 2013 - January 31, 2014
Franklin LifeSmart 2025 Retirement Target Fund	August 1, 2013 - January 31, 2014
Franklin LifeSmart 2030 Retirement Target Fund	August 1, 2013 - January 31, 2014
Franklin LifeSmart 2035 Retirement Target Fund	August 1, 2013 - January 31, 2014
Franklin LifeSmart 2040 Retirement Target Fund	August 1, 2013 - January 31, 2014
Franklin LifeSmart 2045 Retirement Target Fund	August 1, 2013 - January 31, 2014
Franklin LifeSmart 2050 Retirement Target Fund	August 1, 2013 - January 31, 2014
Franklin Templeton Conservative Allocation Fund	August 1, 2013 - January 31, 2014
Franklin Templeton Corefolio Allocation Fund	August 1, 2013 - January 31, 2014
Franklin Templeton Founding Funds Allocation Fund	August 1, 2013 - January 31, 2014
Franklin Templeton Growth Allocation Fund	August 1, 2013 - January 31, 2014
Franklin Templeton Moderate Allocation Fund	August 1, 2013 - January 31, 2014
Franklin Templeton Multi-Asset Real Return Fund	August 1, 2013 - January 31, 2014

Franklin Templeton Variable Insurance Products Trust:
Franklin Flex Cap Growth Securities Fund	August 1, 2013 - January 31, 2014
Franklin Large Cap Value Securities Fund	August 1, 2013 - January 31, 2014
Franklin Managed Volatility Global Allocation VIP Fund	August 1, 2013 - January 31, 2014
Franklin Rising Dividends Securities Fund	August 1, 2013 - January 31, 2014
Franklin Small Cap Value Securities Fund	August 1, 2013 - January 31, 2014
Franklin Small-Mid Cap Growth Securities Fund	August 1, 2013 - January 31, 2014
Franklin Strategic Income Securities Fund	August 1, 2013 - January 31, 2014
Franklin Templeton VIP Founding Funds Allocation Fund	August 1, 2013 - January 31, 2014
Templeton Developing Markets Securities Fund	August 1, 2013 - January 31, 2014
Templeton Foreign Securities Fund	August 1, 2013 - January 31, 2014

Templeton Dragon Fund, Inc.	August 1, 2013 - January 31, 2014

Attachment I

Templeton Institutional Funds:
Foreign Equity Series	August 1, 2013 - January 31, 2014
Emerging Markets Series	August 1, 2013 - January 31, 2014
Franklin ETF Trust:
Franklin Short Duration U.S. Government ETF	November 4, 2013 - January 31, 2014